FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 26, 2007


--------------------------------------------------------------------------------

RICOH                                                            July 26, 2007

                               QUARTERLY REPORT

                       First Quarter ended June 30, 2007
         (Results for the Period from April 1, 2007 to June 30, 2007)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------

                                             Three months ended Three months ended          Year ending
                                               June 30, 2006      June 30, 2007            March 31, 2008
                                                  Results            Results       Change     Forecast         Change
---------------------------------------------------------------------------------------------------------------------------
  Domestic sales                                     240.4              244.7         1.8%    1,040.0             3.8%
  Overseas sales                                     244.1              285.3        16.9%    1,210.0            13.4%
Net sales                                            484.5              530.1         9.4%    2,250.0             8.8%
Gross profit                                         202.5              228.7        12.9%      940.0             9.0%
Operating income                                      40.6               46.6        14.7%      195.0            11.8%
Income from continuing operations before
  income taxes                                        38.7               53.2        37.6%      192.0            10.0%
Net income                                            29.1               33.8        16.2%      117.0             4.7%
---------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                             114.53             120.77        6.24      116.44           -0.58
Exchange rate (Yen/EURO)                            143.78             162.72       18.94      156.93            6.85
---------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                           39.92              46.38        6.46      160.28            7.18
Net income per share-diluted (yen)                   39.92              45.15        5.23      156.03            4.14
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                  26.3               21.4        -4.9          --              --
Cash flows from investing activities                  -5.0             -107.2      -102.1          --              --
Cash flows from financing activities                 -17.4               -2.8        14.5          --              --
Cash and cash equivalents at end of period           189.1              171.6       -17.5          --              --
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                  15.9               17.1         1.1        90.0             4.2
Depreciation for tangible fixed assets                15.9               16.8         0.9        76.0             3.5
R&D expenditures                                      25.3               27.2         1.8       128.0            13.0
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                               March 31, 2007     June 30, 2007    Change
-----------------------------------------------------------------------------------------
Total assets                                       2,243.4            2,313.5        70.1
Shareholders' equity                               1,070.9            1,111.0        40.1
Interest-bearing debt                                415.6              429.0        13.3
-----------------------------------------------------------------------------------------
Equity ratio (%)                                      47.7               48.0         0.3
-----------------------------------------------------------------------------------------
Shareholders' equity per share (yen)              1,467.03           1,522.12       55.09
-----------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2007
(U.S. GAAP FINANCIAL INFORMATION)

1 RESULTS FOR THE PERIOD FROM APRIL 1, 2007 TO JUNE 30, 2007

(1) Operating Results                                                                       (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended    Year ended
                                                        June 30, 2006      June 30, 2007     March 31, 2007
-------------------------------------------------------------------------------------------------------------
Net sales                                                   484,576            530,113          2,068,925
   (% change from the previous corresponding period)            7.3                9.4                 --
Operating income                                             40,647             46,616            174,380
   (% change from the previous corresponding period)           11.7               14.7                 --
Income from continuing operations before income taxes        38,704             53,264            174,519
   (% change from the previous corresponding period)            4.0               37.6                 --
Net income                                                   29,125             33,855            111,724
   (% change from the previous corresponding period)           22.8               16.2                 --
Net income per share-basic (yen)                              39.92              46.38             153.10
Net income per share-diluted (yen)                            39.92              45.15             151.89
-------------------------------------------------------------------------------------------------------------


(2) Financial Position                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                        June 30, 2006      June 30, 2007     March 31, 2007
-------------------------------------------------------------------------------------------------------------
Total assets                                              2,048,349          2,313,588          2,243,406
Shareholders' Investment                                    973,758          1,111,025          1,070,913
Equity ratio (%)                                               47.5               48.0               47.7
Equity per share (yen)                                     1,334.83           1,522.12           1,467.03
-------------------------------------------------------------------------------------------------------------


(3) Cash Flows                                                                              (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended    Year ended
                                                        June 30, 2006      June 30, 2007     March 31, 2007
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                         26,345             21,425            167,297
Cash flows from investing activities                         -5,086           -107,242           -115,432
Cash flows from financing activities                        -17,482             -2,882              9,282
Cash and cash equivalents at end of period                  189,173            171,602            255,737
-------------------------------------------------------------------------------------------------------------


2. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2007 TO MARCH 31, 2008                       (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                          Half year ending     Year ending
                                                                         September 30, 2007  March 31, 2008
-------------------------------------------------------------------------------------------------------------
Net sales                                                                    1,067,700          2,250,000
Operating income                                                                83,000            195,000
Income from continuing operations before income taxes                           89,000            192,000
Net income                                                                      56,000            117,000
Net income per share (yen)                                                       76.72             160.28
-------------------------------------------------------------------------------------------------------------

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2008. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information.


3. OTHERS

(1) Significant changes to consolidated subsidiaries:

    Consolidated subsidiaries: 1 removal (Lanier Worldwide, Inc.)

(2) Changes in accounting method:

    Not applicable

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales for the first quarter of fiscal year 2008 (the three months period from April 1, 2007 to June 30, 2007) increased by 9.4% as compared to the previous corresponding period, to Yen 530.1 billion. During this quarter, the average yen exchange rates were Yen 120.77 against the U.S. dollar (down Yen 6.24) and Yen 162.72 against the Euro (down Yen 18.94). Net sales would have increased by 4.1% excluding impact of such foreign currency exchange fluctuation.

As for Japan, sales of product categories such as PPCs (plain paper copiers), MFPs (multifunctional printers) and laser printers, especially color models, and sales in the solutions business, such as support and services relating to Ricoh's imaging solutions products, increased. Sales in the Industrial Products and Other segments also increased. Consequently, overall domestic sales increased by 1.8% as compared to the previous corresponding period.

As for overseas, the increase in sales of color MFPs and color laser printers contributed to the favorable performance in each geographic area. Although sales in the Americas increased slightly by 2.5% (-2.7%, excluding foreign currency exchange fluctuation) due to a special pronouncement in the Industrial Products segment, sales in Europe, including Infotec Europe increased significantly by 29.4% (14.4%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, Asia and Oceania, continued to increase by 17.9% (6.8%, excluding foreign currency exchange fluctuation). As a result, sales in the overseas market increased by 16.9% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 6.4% as compared to the previous corresponding period.

Gross profit increased by 12.9% as compared to the previous corresponding period, to Yen 228.7 billion. This increase primarily reflects the increase in sales derived from the value-added high-margin products in the Office Solutions segment and depreciation of yen in exchange rate. Gross profit as a percentage of net sales increased by 1.4 percentage points as compared to the previous corresponding period, to 43.2%.

Selling, general and administrative expenses increased by 12.5% as compared to the previous corresponding period, to Yen 182.1 billion due to the increase in personnel expenses resulting from merit increase, as well as increased R&D expenses and depreciation of yen.

As a result, operating income increased by 14.7% as compared to the previous corresponding period, to Yen 46.6 billion.

Other (income) expenses improved significantly as compared to the previous corresponding period due to a gain on foreign exchange as opposed to a loss on foreign exchange in the previous corresponding period. As a result, income from continuing operations before income taxes increased by 37.6% as compared to the previous corresponding period, to Yen 53.2 billion.

As a result, income from continuing operations increased by 43.3% as compared to the previous corresponding period.

Net income increased by 16.2% as compared to the previous corresponding period, to Yen 33.8 billion, despite the fact that income from discontinued operations Yen 5.5 billion recorded in the previous corresponding period.

*Conditions by Product Line

Office Solutions (Sales up 10.0% to Yen 452.8 billion)
------------------------------------------------------

   Imaging Solutions (Sales up 10.6% to Yen 412.1 billion)
   -------------------------------------------------------

   As for PPCs and MFPs, decreased sales of monochrome products were offset completely the increased sales of color products mainly in the overseas market. As a result, overall sales of PPCs and MFPs increased as compared to the previous corresponding period.

   As for printers, sales of color laser printers and color GELJET printers increased and sales of monochrome products increased in the overseas market as well.

   Network System Solutions (Sales up 4.1% to Yen 40.6 billion)
   ------------------------------------------------------------

   Sales of PC servers mainly in Japan market and sales of support and services in Japan and the overseas market increased.

As a result, sales in the Office Solutions segment increased by 10.0% as compared to the previous corresponding period, to Yen 452.8 billion. Operating income increased by 18.3% as compared to the previous corresponding period, to Yen 60.7 billion due to the increase in sales of color products, as well as continuous cost reduction and depreciation of yen.

Industrial Products (Sales up 2.4% to Yen 35.5 billion)
-------------------------------------------------------

Sales in the Industrial Products segment increased by 2.4% as compared to the previous corresponding period, to Yen 35.5 billion. Although sales of electronic components in the Americas decreased significantly, sales of thermal media and semiconductor devices increased. Sales of measuring equipment increased due primarily to the recovery in demand for such products.

As a result, operating income in the Industrial Products segment was Yen 1.1 billion (Yen 1.2 billion for the previous corresponding period).

Other (Sales up 9.7% to Yen 41.7 billion)
-----------------------------------------

Net sales in the Other segment increased by 9.7% as compared to the previous corresponding period, to Yen 41.7 billion. Sales of optical discs increased in the overseas market and sales of digital cameras increased mainly in Japan market. As a result operating income in the Other segment was Yen 0.8 billion (Yen 0.6 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

For Assets, cash and cash equivalents decreased and other investments including goodwill increased due primarily to the formation of a joint venture company, InfoPrint Solutions Company, LLC, with IBM Corporation. Assets denominated in foreign currency increased due primarily to the foreign currency exchange fluctuations. As a result, total assets increased by Yen 70.1 billion, to Yen 2,313.5 billion.

For Liabilities, short-term borrowings temporarily increased and other fixed liabilities increased due primarily to the joint venture as well as foreign currency exchange fluctuations. As a result, total liabilities increased by Yen
22.4 billion, to Yen 1,138.0 billion.

Stockholders' investment increased by Yen 40.1 billion, to Yen 1,111.0 billion due primarily to retained earnings decreased by dividends payment and increased by earning profit, and an increase in cumulative translation adjustments for foreign currency exchange fluctuations.

*Cash Flows (Three months from April 1, 2007 to June 30, 2007)

As compared to the previous corresponding period, net cash provided by operating activities in this period decreased by Yen 4.9 billion, to Yen 21.4 billion. Net cash provided by operating activities consisted primarily of an increase in net income and depreciation and amortization, a decrease in trade receivables and other of which were partially offset by an increase in inventories and a decrease in trade payables.

As compared to the previous corresponding period, net cash used in investing activities in this period decreased by Yen 102.1 billion, to Yen 107.2 billion. Net cash used in investing activities consisted primarily of a payment for the formation of a joint venture company with IBM Corporation.

As a result, free cash flows generated by operating and investing activities decreased by Yen 107.0 billion as compared to the previous corresponding period, to cash outflows of Yen 85.8 billion.

Net cash used in financing activities amounted to Yen 2.8 billion due primarily to a decrease in long-term indebtedness and dividends payment and other of which were partially offset by an increase in short-term borrowings.

As a result, cash and cash equivalents at the end of this first quarter decreased by Yen 84.1 billion as compared to the end of the preceding fiscal year, to Yen 171.6 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

Ricoh has not changed its fiscal forecast for the year ending March 31, 2008 that previously announced in April 2007 although the exchange rate fluctuations would effect its financial statements as with this first quarter results.

Ricoh assumes that exchange rates of Yen 115.00 against the U.S. dollar and of Yen 155.00 against the Euro in and after the second quarter, which were the same forecast that announced in April 2007. The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2008 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2008

US$ 1  =   Yen 116.44 (Yen 117.02 in previous fiscal year)
EURO 1 =   Yen 156.93 (Yen 150.08 in previous fiscal year)

                                                                            (Billions of yen)
---------------------------------------------------------------------------------------------
                                                Year ended    Year ending
                                              March 31, 2007 March 31, 2008
                                                (Results)      (Forecast)        Change
---------------------------------------------------------------------------------------------
  Domestic sales                                 1,002.2        1,040.0            3.8%
  Overseas sales                                 1,066.6        1,210.0           13.4%
Net sales                                        2,068.9        2,250.0            8.8%
Gross profit                                       862.4          940.0            9.0%
Operating income                                   174.3          195.0           11.8%
Income from continuing operations before
  income taxes                                     174.5          192.0           10.0%
Net income                                         111.7          117.0            4.7%
---------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2008 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHER

(1) Significant changes to consolidated subsidiaries:

As of April 1, 2007, Ricoh Corporation ("RC"), a wholly-owned subsidiary of the Company, completed the merger with Lanier Worldwide, Inc. ("Lanier"), a wholly-owned subsidiary of RC. In associated with the merger, RC changed its name to Ricoh Americas Corporation while Lanier was liquidated.

(2) Changes in accounting method:

Not applicable

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

Assets                                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                     March 31, 2007 June 30, 2007      Change
---------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                257,154        173,211        -83,943
   Trade receivables                                     693,237        704,335         11,098
   Marketable securities                                     177            212             35
   Inventories                                           184,354        203,565         19,211
   Other current assets                                   65,170         68,222          3,052
Total Current Assets                                   1,200,092      1,149,545        -50,547
Fixed Assets
   Tangible fixed assets                                 264,668        264,730             62
   Finance receivables                                   435,874        441,411          5,537
   Other investments                                     342,772        457,902        115,130
Total Fixed Assets                                     1,043,314      1,164,043        120,729
---------------------------------------------------------------------------------------------------
Total Assets                                           2,243,406      2,313,588         70,182
---------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                             255,737        171,602
   Time deposits                                           1,417          1,609


Liabilities and Shareholders' Investment                                          (Millions of yen)
---------------------------------------------------------------------------------------------------
                                                     March 31, 2007 June 30, 2007      Change
---------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                        367,211        357,723         -9,488
   Short-term borrowings                                 178,847        197,283         18,436
   Other current liabilities                             189,554        193,944          4,390
Total Current Liabilities                                735,612        748,950         13,338
Fixed Liabilities
   Long-term indebtedness                                236,801        231,717         -5,084
   Accrued pension and severance costs                    99,028        100,503          1,475
   Other fixed liabilities                                44,183         56,900         12,717
Total Fixed Liabilities                                  380,012        389,120          9,108
---------------------------------------------------------------------------------------------------
Total Liabilities                                      1,115,624      1,138,070         22,446
---------------------------------------------------------------------------------------------------
Minority Interest                                         56,869         64,493          7,624
---------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                          135,364        135,364             --
   Additional paid-in capital                            186,454        186,455              1
   Retained earnings                                     752,398        775,303         22,905
   Accumulated other comprehensive income (loss)          26,998         44,389         17,391
   Treasury stock                                        -30,301        -30,486           -185
Total Shareholders' Investment                         1,070,913      1,111,025         40,112
---------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment         2,243,406      2,313,588         70,182
---------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
   Net unrealized holding gains on
     available-for-sale securities                         9,001         12,843          3,842
   Pension liability adjustments                          -9,406        -12,789         -3,383
   Net unrealized gains (losses) on derivative
     instruments                                             -28            -39            -11
   Cumulative translation adjustments                     27,431         44,374         16,943

      Reference: Exchange rate

         US$ 1                                        Yen 118.05     Yen 123.26
         EURO 1                                       Yen 157.33     Yen 165.64

(2) CONSOLIDATED STATEMENTS OF INCOME

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                          Three months ended Three months ended
                                            June 30, 2006      June 30, 2007    Change       %
------------------------------------------------------------------------------------------------
Net sales                                      484,576            530,113       45,537      9.4
Cost of sales                                  282,011            301,343       19,332      6.9
       Percentage of net sales (%)                58.2               56.8
Gross Profit                                   202,565            228,770       26,205     12.9
       Percentage of net sales (%)                41.8               43.2
Selling, general and administrative
  expenses                                     161,918            182,154       20,236     12.5
       Percentage of net sales (%)                33.4               34.4
Operating income                                40,647             46,616        5,969     14.7
       Percentage of net sales (%)                 8.4                8.8
Other (income) expenses
   Interest and dividend income                  1,097              1,305          208     19.0
       Percentage of net sales (%)                 0.2                0.2
   Interest expense                              1,584              1,149         -435    -27.5
       Percentage of net sales (%)                 0.3                0.2
   Other, net                                    1,456             -6,492       -7,948       --
       Percentage of net sales (%)                 0.3               -1.2
Income from continuing operations
  before income taxes, equity income
  and minority interests                        38,704             53,264       14,560     37.6
       Percentage of net sales (%)                 8.0               10.0
Provision for income taxes                      14,226             18,192        3,966     27.9
       Percentage of net sales (%)                 2.9                3.4
Minority interests in earnings of
  subsidiaries                                   1,339              1,622          283     21.1
       Percentage of net sales (%)                 0.3                0.3
Equity in earnings of affiliates                   486                405          -81    -16.7
       Percentage of net sales (%)                 0.1                0.1
Income from continuing operations               23,625             33,855       10,230     43.3
       Percentage of net sales (%)                 4.9                6.4
Income from discontinued operations,
  net of tax                                     5,500                 --       -5,500       --
       Percentage of net sales (%)                 1.1                 --
Net Income                                      29,125             33,855        4,730     16.2
       Percentage of net sales (%)                 6.0                6.4
------------------------------------------------------------------------------------------------

                Reference : Exchange rate

                         US$ 1              Yen 114.53         Yen 120.77
                         EURO 1             Yen 143.78         Yen 162.72


(3)-1 CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                          Three months ended Three months ended
                                            June 30, 2006      June 30, 2007    Change       %
------------------------------------------------------------------------------------------------
[Office Solutions]
   Imaging Solutions                           372,755            412,183       39,428     10.6
   Percentage of net sales (%)                    76.9               77.8
Network System Solutions                        39,047             40,655        1,608      4.1
   Percentage of net sales (%)                     8.1                7.6
Office Solutions Total                         411,802            452,838       41,036     10.0
   Percentage of net sales (%)                    85.0               85.4
------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             34,709             35,536          827      2.4
   Percentage of net sales (%)                     7.2                6.7
------------------------------------------------------------------------------------------------
[Other]
Other                                           38,065             41,739        3,674      9.7
   Percentage of net sales (%)                     7.8                7.9
------------------------------------------------------------------------------------------------
Grand Total                                    484,576            530,113       45,537      9.4
   Percentage of net sales (%)                   100.0              100.0
------------------------------------------------------------------------------------------------


(3)-2 CONSOLIDATED SALES BY GEOGRAPHIC AREA

                                                                               (Millions of yen)
------------------------------------------------------------------------------------------------
                                          Three months ended Three months ended
                                            June 30, 2006      June 30, 2007    Change      %
------------------------------------------------------------------------------------------------
[Domestic]                                     240,431            244,734        4,303      1.8
   Percentage of net sales (%)                    49.6               46.2
[Overseas]                                     244,145            285,379       41,234     16.9
   Percentage of net sales (%)                    50.4               53.8
   The Americas                                100,635            103,174        2,539      2.5
     Percentage of net sales (%)                  20.8               19.5
   Europe                                      113,510            146,849       33,339     29.4
     Percentage of net sales (%)                  23.4               27.7
   Other                                        30,000             35,356        5,356     17.9
     Percentage of net sales (%)                   6.2                6.6
Grand Total                                    484,576            530,113       45,537      9.4
   Percentage of net sales (%)                   100.0              100.0
------------------------------------------------------------------------------------------------

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Three month ended June 30, 2006                                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                Additional              other                    Total
                                        Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                        stock    capital   earnings    income      stock      Investment
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006               135,364  186,450   665,394      4,099     -31,062       960,245
Cumulative effect of adjustment
  from applying SAB 108                      --       --    -6,464         --          --        -6,464
------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006 as
  adjusted                              135,364  186,450   658,930      4,099     -31,062       953,781
------------------------------------------------------------------------------------------------------------
Gain on disposal of treasury stock                     0                                              0
Dividends declared and approved                             -8,764                               -8,764
Comprehensive income
   Net income                                               29,125                               29,125
   Net unrealized holding losses
     on available-for-sale securities                                    -804                      -804
   Pension liability adjustments                                          557                       557
   Net unrealized losses on
     derivative instruments                                               -36                       -36
   Cumulative translation
     adjustments                                                           20                        20
                                                                                                -------
   Total comprehensive income                                                                    28,862
                                                                                                -------
Net changes in treasury stocks                                                       -121          -121
------------------------------------------------------------------------------------------------------------
Balance at June 30, 2006                135,364  186,450   679,291      3,836     -31,183       973,758
============================================================================================================

Three month ended June 30, 2007                                                            (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                Additional              other                    Total
                                        Common   paid-in   Retained comprehensive Treasury   Shareholders'
                                        stock    capital   earnings    income      stock      Investment
------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007               135,364  186,454   752,398     26,998     -30,301      1,070,913
------------------------------------------------------------------------------------------------------------
Gain on disposal of treasury stock                     1                                               1
Dividends declared and approved                            -10,950                               -10,950
Comprehensive income
   Net income                                               33,855                                33,855
   Net unrealized holding gains
     on available-for-sale securities                                   3,842                      3,842
   Pension liability adjustments                                       -3,383                     -3,383
   Net unrealized losses on
     derivative instruments                                               -11                        -11
   Cumulative translation
     adjustments                                                       16,943                     16,943
                                                                                               ---------
   Total comprehensive income                                                                     51,246
                                                                                               ---------
Net changes in treasury stocks                                                       -185           -185
------------------------------------------------------------------------------------------------------------
Balance at June 30, 2007                135,364  186,455   775,303     44,389     -30,486      1,111,025
============================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                          Three months ended Three months ended
                                            June 30, 2006      June 30, 2007
-------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                   29,125              33,855
   Income from discontinued
     operations, net of tax                     -5,500                  --
                                          -------------------------------------
   Income from continuing operations            23,625              33,855
   Adjustments to reconcile net
     income to net cash provided by
     operating activities--
       Depreciation and amortization            20,776              21,652
       Equity in earnings of
         affiliates, net of
         dividends received                          7                 170
       Deferred income taxes                    -1,232               1,236
       Loss on disposals and sales
         of tangible fixed assets                  116                 126
       Pension and severance costs,
         less payments                             134              -3,074
   Changes in assets and liabilities--
       Decrease in trade receivables             3,233               4,886
       Increase in inventories                 -14,205             -14,148
       Increase in finance receivables          -7,217              -4,068
       Decrease in trade payables               -9,533             -13,989
       Increase in accrued income
         taxes and accrued expenses
         and other                               7,970                 -32
   Other, net                                    2,671              -5,189
-------------------------------------------------------------------------------
  Net cash provided by operating
   activities                                   26,345              21,425
-------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property,
     plant and equipment                            42                  56
   Expenditures for property, plant
     and equipment                             -15,954             -17,104
   Payments for purchases of
     available-for-sale securities             -24,739             -24,261
   Proceeds from sales of
     available-for-sale securities              24,019              24,421
   Increase in time deposits                       -38                -131
   Proceeds from sales of
     discontinued operations                    12,000                  --
   Other, net                                     -416             -90,223
-------------------------------------------------------------------------------
  Net cash used in investing
   activities                                   -5,086            -107,242
-------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term
     indebtedness                               36,069               9,683
   Repayment of long-term
     indebtedness                              -13,845             -22,562
   Increase (Decrease) in short-term
     borrowings, net                           -12,526              31,441
   Repayment of long-term debt
     securities                                -18,000             -10,000
   Dividends paid                               -8,764             -10,950
   Payment for purchase of treasury
     stock                                        -125                -186
   Other, net                                     -291                -308
-------------------------------------------------------------------------------
  Net cash used in financing activities        -17,482              -2,882
-------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash
  Equivalents from discontinued
  operations                                       825                  --
-------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes
  on Cash and Cash Equivalents                  -2,484               4,564
-------------------------------------------------------------------------------
VI. Net Increase (Decrease) in Cash
  and Cash Equivalents                           2,118             -84,135
-------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at
  Beginning of Year                            187,055             255,737
-------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at
  End of Period                                189,173             171,602
-------------------------------------------------------------------------------

(6) SEGMENT INFORMATION

(a) Operating Segments Information

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                           June 30, 2006      June 30, 2007    Change      %
-----------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
   Net sales:
       Unaffiliated customers                 411,802            452,838       41,036     10.0
       Intersegment                                --                 --           --       --
       Total                                  411,802            452,838       41,036     10.0
-----------------------------------------------------------------------------------------------
   Operating expenses                         360,458            392,081       31,623      8.8
-----------------------------------------------------------------------------------------------
   Operating income                            51,344             60,757        9,413     18.3
       Operating income on sales
         in Office Solutions (%)                 12.5               13.4
-----------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                  34,709             35,536          827      2.4
       Intersegment                             1,205              1,119          -86     -7.1
       Total                                   35,914             36,655          741      2.1
-----------------------------------------------------------------------------------------------
   Operating expenses                          34,680             35,554          874      2.5
-----------------------------------------------------------------------------------------------
   Operating income                             1,234              1,101         -133    -10.8
       Operating income on sales
         in Industrial Products (%)               3.4                3.0
-----------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                  38,065             41,739        3,674      9.7
       Intersegment                                --                 --           --       --
       Total                                   38,065             41,739        3,674      9.7
-----------------------------------------------------------------------------------------------
   Operating expenses                          37,382             40,897        3,515      9.4
-----------------------------------------------------------------------------------------------
   Operating income                               683                842          159     23.3
       Operating income on sales
         in Other (%)                             1.8                2.0
-----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                            -1,205             -1,119           86       --
       Total                                   -1,205             -1,119           86       --
-----------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                            -1,250             -1,117          133       --
       Corporate                               12,659             16,082        3,423       --
       Total                                   11,409             14,965        3,556       --
-----------------------------------------------------------------------------------------------
   Operating income                           -12,614            -16,084       -3,470       --
-----------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                 484,576            530,113       45,537      9.4
       Intersegment                                --                 --           --       --
       Total                                  484,576            530,113       45,537      9.4
-----------------------------------------------------------------------------------------------
   Operating expenses                         443,929            483,497       39,568      8.9
-----------------------------------------------------------------------------------------------
   Operating income                            40,647             46,616        5,969     14.7
       Operating income on
         consolidated net sales (%)               8.4                8.8
-----------------------------------------------------------------------------------------------

(b) Geographic Segments Information

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                         Three months ended Three months ended
                                           June 30, 2006      June 30, 2007    Change      %
-----------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                      246,140            252,126        5,986     2.4
       Intersegment                            123,068            141,627       18,559    15.1
       Total                                   369,208            393,753       24,545     6.6
-----------------------------------------------------------------------------------------------
   Operating expenses                          337,072            358,680       21,608     6.4
-----------------------------------------------------------------------------------------------
   Operating income                             32,136             35,073        2,937     9.1
       Operating income on sales
         in Japan (%)                              8.7                8.9
-----------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                      100,625            102,511        1,886     1.9
       Intersegment                                989                829         -160   -16.2
       Total                                   101,614            103,340        1,726     1.7
-----------------------------------------------------------------------------------------------
   Operating expenses                           99,593            101,504        1,911     1.9
-----------------------------------------------------------------------------------------------
   Operating income                              2,021              1,836         -185    -9.2
       Operating income on sales
         in the Americas (%)                       2.0                1.8
-----------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                      113,509            146,618       33,109    29.2
       Intersegment                                898              1,210          312    34.7
       Total                                   114,407            147,828       33,421    29.2
-----------------------------------------------------------------------------------------------
   Operating expenses                          109,783            141,063       31,280    28.5
-----------------------------------------------------------------------------------------------
   Operating income                              4,624              6,765        2,141    46.3
       Operating income on sales
         in Europe (%)                             4.0                4.6
-----------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                       24,302             28,858        4,556    18.7
       Intersegment                             32,347             47,426       15,079    46.6
       Total                                    56,649             76,284       19,635    34.7
-----------------------------------------------------------------------------------------------
   Operating expenses                           52,330             70,614       18,284    34.9
-----------------------------------------------------------------------------------------------
   Operating income                              4,319              5,670        1,351    31.3
       Operating income on sales
         in Other (%)                              7.6                7.4
-----------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                           -157,302           -191,092      -33,790      --
       Total                                  -157,302           -191,092      -33,790      --
-----------------------------------------------------------------------------------------------
   Operating expenses                         -154,849           -188,364      -33,515      --
-----------------------------------------------------------------------------------------------
   Operating income                             -2,453             -2,728         -275      --
-----------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                      484,576            530,113       45,537     9.4
       Intersegment                                 --                 --           --      --
       Total                                   484,576            530,113       45,537     9.4
-----------------------------------------------------------------------------------------------
   Operating expenses                          443,929            483,497       39,568     8.9
-----------------------------------------------------------------------------------------------
   Operating income                             40,647             46,616        5,969    14.7
       Operating income on
         consolidated net sales (%)                8.4                8.8
 ----------------------------------------------------------------------------------------------

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2007)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                         Three months ended Three months ended                 Change excluding
                                           June 30, 2006      June 30, 2007     Change     %    exchange impact   %
----------------------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                              372,755            412,183        39,428   10.6      15,534        4.2
     Percentage of net sales (%)                  76.9               77.8
       Domestic                                151,521            151,673           152    0.1         152        0.1
       Overseas                                221,234            260,510        39,276   17.8      15,382        7.0
   Network System Solutions                     39,047             40,655         1,608    4.1       1,287        3.3
   Percentage of net sales (%)                     8.1                7.6
       Domestic                                 37,242             38,038           796    2.1         796        2.1
       Overseas                                  1,805              2,617           812   45.0         491       27.2
Office Solutions Total                         411,802            452,838        41,036   10.0      16,821        4.1
     Percentage of net sales (%)                  85.0               85.4
   Domestic                                    188,763            189,711           948    0.5         948        0.5
   Overseas                                    223,039            263,127        40,088   18.0      15,873        7.1
       The Americas                             93,041             98,657         5,616    6.0         519        0.6
       Europe                                  107,310            138,259        30,949   28.8      14,867       13.9
       Other                                    22,688             26,211         3,523   15.5         487        2.1
----------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             34,709             35,536           827    2.4          15        0.0
     Percentage of net sales (%)                   7.2                6.7
   Domestic                                     18,830             20,660         1,830    9.7       1,830        9.7
   Overseas                                     15,879             14,876        -1,003   -6.3      -1,815      -11.4
       The Americas                              7,339              3,494        -3,845  -52.4      -4,025      -54.8
       Europe                                    4,700              5,968         1,268   27.0         708       15.1
       Other                                     3,840              5,414         1,574   41.0       1,502       39.1
----------------------------------------------------------------------------------------------------------------------
[Other]
Other                                           38,065             41,739         3,674    9.7       3,150        8.3
     Percentage of net sales (%)                   7.8                7.9
   Domestic                                     32,838             34,363         1,525    4.6       1,525        4.6
   Overseas                                      5,227              7,376         2,149   41.1       1,625       31.1
       The Americas                                255              1,023           768  301.2         748      293.3
       Europe                                    1,500              2,622         1,122   74.8         827       55.1
       Other                                     3,472              3,731           259    7.5          50        1.4
----------------------------------------------------------------------------------------------------------------------
Grand Total                                    484,576            530,113        45,537    9.4      19,986        4.1
     Percentage of net sales (%)                 100.0              100.0
   Domestic                                    240,431            244,734         4,303    1.8       4,303        1.8
     Percentage of net sales (%)                  49.6               46.2
   Overseas                                    244,145            285,379        41,234   16.9      15,683        6.4
     Percentage of net sales (%)                  50.4               53.8
       The Americas                            100,635            103,174         2,539    2.5      -2,758       -2.7
         Percentage of net sales (%)              20.8               19.5
       Europe                                  113,510            146,849        33,339   29.4      16,402       14.4
         Percentage of net sales (%)              23.4               27.7
       Other                                    30,000             35,356         5,356   17.9       2,039        6.8
         Percentage of net sales (%)               6.2                6.6
----------------------------------------------------------------------------------------------------------------------
          Reference: Exchange rate
              US$ 1                         Yen 114.53         Yen 120.77     Yen  6.24
              EURO 1                        Yen 143.78         Yen 162.72     Yen 18.94

* Each category includes the following product line:

Imaging Solutions              Digital PPCs, color PPCs, digital duplicators,
                               facsimile machines, analog PPCs, diazo copiers,
                               scanners, MFPs(multifunctional printers),
                               laser printers and software
Network System Solutions       Personal computers, servers, network systems
                               and network related software
Industrial Products            Thermal media, optical equipment, semiconductor
                               devices, electronic components and measuring
                               equipment
Other                          Optical discs and digital cameras

                                      A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                           (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------
                          Three months ended        Three months ending        Half year ending         Year ending
                            June 30, 2007    Change   Sept. 30, 2007    Change  Sept. 30, 2007  Change March 31, 2008 Change
                               Results         %         Forecast         %        Forecast       %       Forecast      %
----------------------------------------------------------------------------------------------------------------------------
Net sales                        530.1         9.4         537.5          7.0      1,067.7        8.2     2,250.0       8.8
Gross profit                     228.7        12.9         222.4          8.3        451.2       10.6       940.0       9.0
Operating income                  46.6        14.7          36.3         11.9         83.0       13.4       195.0      11.8
Income from continuing
  operations before
  income taxes                    53.2        37.6          35.7          0.5         89.0       19.8       192.0      10.0
Net income                        33.8        16.2          22.1         -3.4         56.0        7.6       117.0       4.7
----------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)       46.38          --         30.34           --        76.72         --      160.28        --
Net income per
  share-diluted (yen)            45.15          --         29.53           --        74.68         --      156.03        --
----------------------------------------------------------------------------------------------------------------------------
Capital expenditures              17.1          --          22.8           --         40.0         --        90.0        --
Depreciation for
  tangible fixed assets           16.8          --          19.1           --         36.0         --        76.0        --
R&D expenditures                  27.2          --          33.7           --         61.0         --       128.0        --
----------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)         120.77          --        115.00           --       117.89         --      116.44        --
Exchange rate (Yen/EURO)        162.72          --        155.00           --       158.86         --      156.93        --
----------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                   Half year ending September 30, 2007     Year ending March 31, 2008
                                   ----------------------------------------------------------------------
                                             Change             Change          Change             Change
                                   Forecast    %    Forecast(*)   %    Forecast   %    Forecast(*)   %
---------------------------------------------------------------------------------------------------------
[Office Solutions]
Imaging Solutions                    813.0     9.3      784.9     5.6  1,735.2    9.8    1,714.0     8.5
   Domestic                          299.2     1.7      299.2     1.7    625.6    3.6      625.6     3.6
   Overseas                          513.7    14.4      485.6     8.1  1,109.5   13.7    1,088.3    11.5
Network System Solutions              99.2     5.1       98.9     4.7    206.1    6.1      205.8     5.9
   Domestic                           93.4     4.2       93.4     4.2    195.1    5.7      195.1     5.7
   Overseas                            5.8    20.8        5.4    13.1     11.0   14.3       10.6    11.0
Office Solutions Total               912.2     8.9      883.8     5.5  1,941.4    9.4    1,919.9     8.2
   Domestic                          392.7     2.3      392.7     2.3    820.8    4.1      820.8     4.1
   Overseas                          519.5    14.4      491.0     8.2  1,120.5   13.7    1,099.0    11.5
       The Americas                  204.6     7.2      200.8     5.2    458.6   13.1      462.7    14.1
       Europe                        261.9    22.3      240.3    12.2    555.7   15.8      533.1    11.1
       Other                          52.9     8.1       49.8     1.9    106.2    5.8      103.1     2.7
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                   71.8     5.2       70.7     3.7    141.5    6.1      140.5     5.4
   Domestic                           42.0     9.3       42.0     9.3     79.3    4.1       79.3     4.1
   Overseas                           29.7     0.1       28.7    -3.5     62.1    8.7       61.2     7.0
       The Americas                    7.7   -35.5        7.6   -37.0     16.5  -14.4       16.6   -14.3
       Europe                         11.1    19.0       10.3    10.4     21.7   12.3       20.8     7.6
       Other                          10.8    30.5       10.7    29.6     23.8   29.3       23.7    28.9
---------------------------------------------------------------------------------------------------------
[Other]
Other                                 83.5     3.7       83.0     3.0    167.0    3.7      166.5     3.4
   Domestic                           69.9    -0.1       69.9    -0.1    139.8    1.8      139.8     1.8
   Overseas                           13.6    28.8       13.1    23.4     27.2   14.6       26.7    12.6
       The Americas                    1.6   188.3        1.6   193.6      2.5   56.9        2.6    65.0
       Europe                          4.7    60.1        4.3    46.7      9.6   21.5        9.2    16.5
       Other                           7.3     3.1        7.1     0.2     15.0    6.0       14.8     4.6
---------------------------------------------------------------------------------------------------------
Grand Total                        1,067.7     8.2    1,037.5     5.1  2,250.0    8.8    2,227.0     7.6
   Domestic                          504.7     2.5      504.7     2.5  1,040.0    3.8    1,040.0     3.8
   Overseas                          563.0    13.9      532.8     7.8  1,210.0   13.4    1,187.0    11.3
       The Americas                  214.0     5.2      210.0     3.2    477.7   12.0      481.9    13.0
       Europe                        277.8    22.7      255.0    12.6    587.1   15.8      563.2    11.1
       Other                          71.0    10.4       67.7     5.3    145.1    9.1      141.7     6.6
---------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                      A2